Exhibit 99.1

Pembina Pipeline Corporation Launches $150 Million Bought Deal Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

CALGARY, January 6, 2016 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) is pleased to announce that it has entered into an agreement with a syndicate of underwriters co-led by Scotiabank, BMO Capital Markets and RBC Capital Markets (together, the "Underwriters") pursuant to which the Underwriters have agreed to purchase from Pembina 6,000,000 cumulative redeemable minimum rate reset class A preferred shares, Series 11 (the "Series 11 Preferred Shares") at a price of $25.00 per share for distribution to the public.

The holders of Series 11 Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of $1.4375 per share, payable quarterly on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Pembina, yielding 5.75 per cent per annum, for the initial fixed rate period to but excluding March 1, 2021. The first quarterly dividend payment date is scheduled for March 1, 2016. The dividend rate will reset on March 1, 2021 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 5.00 per cent, provided that, in any event, such rate shall not be less than 5.75 percent per annum. The Series 11 Preferred Shares are redeemable by Pembina, at its option, on March 1, 2021 and on March 1 of every fifth year thereafter at a price of $25.00 per share plus accrued and unpaid dividends.

The holders of Series 11 Preferred Shares will have the right to convert their shares into cumulative redeemable floating rate class A preferred shares, Series 12 (the "Series 12 Preferred Shares"), subject to certain conditions, on March 1, 2021 and on March 1 of every fifth year thereafter. The holders of Series 12 Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board of Directors of Pembina, at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate plus 5.00 per cent.

Pembina has granted to the Underwriters an option, exercisable at any time up to 48 hours prior to the closing of the offering, to purchase up to an additional 2,000,000 Series 11 Preferred Shares at a price of $25.00 per share.

Closing of the offering is expected on January 15, 2016, subject to customary closing conditions.

The Company intends to use the net proceeds from the offering of Series 11 Preferred Shares to reduce indebtedness of the Company under its credit facilities as well as for capital expenditures and working capital requirements in connection with the Company’s 2016 capital program. The indebtedness of the Company was incurred in the normal course of business to fund the Company’s capital program.

The offering is being made by means of a prospectus supplement under the short form base shelf prospectus filed by the Company on March 18, 2015 in each of the provinces of Canada.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced in western Canada and North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina’s integrated assets and commercial operations along the entire hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long-term. Pembina’s common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposes", "projects", "will", "estimates", "anticipates", "develop", "could" and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements and information relating to the planned use of proceeds, size of and timing for the offering, the anticipated closing date, and the timing of dividend payments. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document, including: that favourable growth parameters continue to exist in respect of current and future growth projects (including the ability to finance such projects on favourable terms); and that Pembina's businesses will continue to achieve sustainable financial results. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2014, which can be found at www.sedar.com. In addition, the closing of the offering may not be completed, or may be delayed, if the conditions to the closing of the offering are not satisfied on the anticipated timelines or at all. Accordingly, there is a risk that the offering will not be completed within the anticipated time, on the terms currently proposed, or at all. The intended use of the net proceeds of the offering by Pembina may change if the board of directors of Pembina determines that it would be in the best interests of Pembina to deploy the proceeds for some other purpose.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

For further information contact:

Investor Inquiries: Scott Burrows Vice President, Finance and CFO (403) 231-3156 1-855-880-7404 e-mail: investor-relations@pembina.com	Media Inquiries: Tanis Fiss Supervisor, External Communications (403) 817-7131 e-mail: media@pembina.com